SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*


                       Union Texas Petroleum Holdings, Inc.
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)


                                    908640105
                                  (CUSIP Number)

            Check the following box if a fee is being paid with this
          statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting
            beneficial ownership of more than five percent of the class   of
          securities described in Item 1; and (2) has filed no
            amendment subsequent thereto reporting beneficial ownership   of
          five percent or less of such class.) (See Rule 13d-7.)
            *The remainder of this cover page shall be filled out for a
          reporting person's initial filing on this form with respect   to the
          subject class of securities, and for any subsequent   amendment
          containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page
          shall not be deemed to be "filed" for the purpose of Section   18 of
          the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to
          all other provisions of the Act   (however, see the Notes).


              CUSIP No. 908640105          13G

            1. Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                    Loomis, Sayles & Company, L.P.
                    I.R.S. Tax I.D. No. 04-3200030


            2. Check the Appropriate Box if a Member of a Group*
                                                        (a) [ ]

                                                        (b) [ ]
            3. SEC USE ONLY

            4. Citizenship or Place of Organization:           Delaware
            5. Sole Voting Power:                             2,446,554
            6. Shared Voting Power:                                   0
            7. Sole Dispositive Power:                             none
            8. Shared Dispositive Power:                      4,906,927
            9. Aggregate Amount Beneficially
               Owned by Each Reporting Person:                4,906,927
            10.     Check Box if the Aggregate Amount
               in Row (9) Excludes Certain Shares*:                 [ ]
            11.     Percent of Class Represented
               by Amount in Row 9:                                  5.7
            12.     Type or Reporting Person:                        IA
              Item 1.   (a)  Name of Issuer:

                              Union Texas Petroleum Holdings, Inc.

                    (b)  Address of Issuer's Principal Executive
            Offices:

                              1330 Post Oak Blvd., Houston, TX 77056
            Item 2. (a)  Name of Person Filing:

                              Loomis, Sayles & Company, L.P.

                    (b) Address of Principal Business Office or, if none, Residence:

                              One Financial Center, Boston, Mass. 02111
                    (c)  Citizenship:  Delaware

                    (d)  Title of Class of Securities:  Common Stock
                    (e)  CUSIP Number:  908640105

            Item 3. If this statement is filed pursuant to Rule 13d-1(b), or
          13d-2(b), check whether the person filing             is a:

                    (a) [ ] Broker or Dealer registered under Section 15 of the Act

                    (b) [ ] Bank as defined in section 3(a)(6) of the Act

                    (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

                    (d)  [ ]  Investment Company registered under
           section 8 of the Investment Company Act
                    (e)  [X]  Investment Adviser registered under
          section 203 of the Investment Advisers Act of 1940

                    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or
          Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                    (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

                    (h)  [ ]  Group, in accordance with Section
          240.13d-1(b)(1)(ii)(H)

          Item 4. Ownership.

          If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

             (a)  Amount Beneficially Owned: 4,906,927

             (b)  Percent of Class: 5.7

             (c)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote:2,446,554
             (ii) shared power to vote or to direct the vote:0

             (iii)sole power to dispose or to direct the
                  disposition of: none

             (iv) shared power to dispose or to
                  direct the disposition of:  4,906,927

            Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as   of the
          date hereof the reporting person has ceased to be the   beneficial
          owner of more than five percent of the class of   securities, check
          the following [].

            Item 6. Ownership of more than Five Percent on Behalf of Another Person.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to
          more than five percent of the   class, such person should be
          identified.  A listing of the   shareholders of an investment
          company registered under the   Investment Company Act of 1940
          or the beneficiaries of
            employee benefit plan, pension fund or endowment fund is not required.

             Clients of Reporting Person have such a right, none of
               whom has such interest relating to more than 5% of class.

            Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

            If a parent holding company has filed this schedule, pursuant to
          Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and   attach an
          exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule
          13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

             Not Applicable.
              Item 8. Identification and Classification of Members of the
          Group

            If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H),
          so indicate under Item 3(h) and attach an   exhibit stating the
          identity and Item 3 classification of   each member of the group.  If
          a group has filed this schedule   pursuant to Rule 13d-1(c) attach an
          exhibit stating the identity of each member of the group.

             Not Applicable.

            Item 9.    Notice of Dissolution of Group

          Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

          Not Applicable.

            Item 10.   Certification

            The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge   and
          belief, the securities referred to above were acquired in   the
          ordinary course of business and were not acquired for the   purpose
          of and do not have the effect of changing or
            influencing the control of the issuer of such securities and   were
          not acquired in connection with or as a participant in   any
          transaction having such purposes or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/Sandra P. Tichenor
                                      Signature
          DATE: February 12, 1996
                                      Sandra P. Tichenor, Vice
            President
                                      Name and Title